UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place,
55 Par-la-Ville Road,
Hamilton HM 11, Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]        Form 40-F [  ]

Seadrill Announces Second Quarter 2024 Results

Hamilton, Bermuda, August 5, 2024 - Seadrill Limited (“Seadrill” or the "Company") (NYSE & OSE: SDRL) today reports its second quarter 2024 results.

Quarterly Highlights
•Delivered Operating Profit of $288 million and Adjusted EBITDA(1) of $133 million on $375 million of Total Operating Revenues for an Adjusted EBITDA Margin(1) of 35.5%
•Completed sale of three jack-up rigs and associated interest in the Gulfdrill joint venture, supporting fleet refinement and capital return program
•Repurchased total of $566 million of shares, or more than 15% of its issued share count, since initiating repurchase program in September 2023

Financial Highlights

Figures in USD million, unless otherwise indicated	Three months ended June 30, 2024	Three months ended March 31, 2024
Total Operating Revenues	375	367
Contract Revenues	267	275
Operating Profit	288	80
Adjusted EBITDA (1)	133	124
Adjusted EBITDA Margin (1)	35.5%	33.8%
Diluted Earnings Per Share ($)	3.49	0.81

“Seadrill delivered a strong second quarter and generated a combined $257 million in Adjusted EBITDA(1) during the first half of year. Strong supply-side fundamentals underpin our faith in a long and enduring upcycle. However, we continue to see volatility that can affect financial outcomes,” Johnson continued. “Now, as ever, through-cycle resiliency matters. As a company, we continue to benefit from a highly standardized fleet strategically positioned in advantaged geographies, a strong balance sheet, a disciplined management team, and a pursuit of operational excellence that allows us to deliver on our promise of safe, efficient operations for the benefit of all our stakeholders.”

Financial and Operational Results

Second quarter 2024 operating revenues totaled $375 million, a sequential increase of $8 million. Contract revenues were $267 million, a decrease of $8 million, primarily due to fewer operating days on the West Auriga and the West Polaris and lower utilization, partially offset by increased days on the Sevan Louisiana. Management contract revenues were $65 million, a $7 million sequential improvement reflecting an increased management fee received on the three drillships Seadrill operates through Sonadrill, its 50:50 joint venture with Sonangol, applied retroactively to January 1. Leasing revenues were $26 million, compared to $11 million the prior quarter. The increase is attributable to a new bareboat charter rate, applied retroactively to January 1, for the West Gemini, which Seadrill charters to Sonadrill, as the joint venture partners began receiving additional income proportional to their rig contributions.

Second quarter 2024 operating expenses totaled $290 million, a sequential decrease of $13 million. Vessel and rig operating expenses were $165 million, a decrease of $15 million, primarily due to lower operating expenses on the West Auriga and West Polaris as the rigs underwent preparation for upcoming Brazil contracts for the duration of the quarter. Management contract expense was $41 million, a $3 million increase, reflecting the timing of repair and maintenance expenses on the Sonadrill rigs. Selling, general, and administrative expenses were $24 million and included $2 million of non-recurring costs associated with the consolidation of the Company's corporate offices to Houston. Other operating items included a gain on sale of $203 million, associated with the Company's sale of three jack-up rigs and associated interest in its Gulfdrill joint venture, which closed on June 25, 2024, for cash proceeds of $338 million.

Adjusted EBITDA(1) was $133 million, compared to $124 million the prior quarter. Adjusted EBITDA Margin(1) was 35.5%.

Cash Flow and Balance Sheet
Cash flow from operations during the second quarter of 2024 was $79 million, including $60 million of long-term maintenance costs. Capital upgrades captured in investing cash flows were $43 million. Resulting Free Cash Flow(1) was $36 million.

In the second quarter of 2024, Seadrill made $125 million of share repurchases. On June 25, 2024, the Company initiated the first $200 million tranche of its second $500 million share repurchase authorization. Since initiating its repurchase program in September 2023, the Company has returned a total of of $566 million to shareholders and repurchased a total of 12.3 million shares, or 15% of issued share count.

At quarter-end, Seadrill had gross principal debt of $625 million and $862 million in cash and cash equivalents, including $27 million in restricted cash, for a net cash position of $237 million.

Operational and Commercial Activity
As of August 5, 2024, Seadrill's Order Backlog(2) was approximately $2.5 billion. During the quarter, the Sevan Louisiana secured a one-well contract with an independent operator in the U.S. Gulf of Mexico, that began in direct continuation of its previous contract and secured the rig into August. The Company today provided an updated fleet status report on the Investor Relations section of its website, www.seadrill.com.

Outlook
Seadrill revised full year 2024 guidance based on the completion of the Gulfdrill sale; current expectations for contract start dates for the West Auriga and West Polaris that delay Adjusted EBITDA(1) recognition into future periods; and near-term outlook for uncommitted capacity on the Sevan Louisiana and the West Phoenix. After adjusting for the $30 million of bareboat charter income the Company expected the Gulfdrill assets to earn in the second half of the year, the mid-point outlook for the previously-disclosed Adjusted EBITDA(1) range would be $395 million. The Company now expects full year 2024 revenues between $1,355 million and $1,405 million; Adjusted EBITDA(1) of $315 million and $365 million; and capital expenditures and long-term maintenance between $400 million and $450 million. Guidance includes $75 million of reimbursable revenue and expenses.

“Though a combination of supply chain, weather, and scope have shifted West Auriga and West Polaris start dates, both rigs will soon set sail for Brazil and should begin their contracts by year-end, contributing meaningfully to Seadrill earnings and cash flow in 2025," said Johnson. "Any additional work the Sevan Louisiana secures this year would represent upside opportunities to the mid-point of our guidance."

Other Corporate Items
As previously disclosed, Seadrill will delist from the Oslo Stock Exchange on September 10, 2024 and maintain a single listing on the New York Stock Exchange, consistent with efforts to simplify the business. The Company will also begin reporting as a domestic issuer under United States securities laws and regulations beginning January 1, 2025.

Conference Call Information
The Company will host a conference call to discuss its results on Tuesday, August 6 at 09:00 CT / 16:00 CET. Interested participants may join the call by dialing +1 (800) 715-9871 (Conference ID: 5348977) at least 15 minutes prior to the scheduled start time. The Company will webcast the call live on the Investor Relations section of its website, where a replay will be available afterwards.

(1) These are non-GAAP measures. For a definition and a reconciliation to the most comparable GAAP measure, see Appendices.
(2) Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. It includes management contract revenues and lease revenues from bareboat charter arrangements and excludes revenues for mobilization, demobilization, contract preparation, and other incentive provisions and backlog relating to non-consolidated entities.

About Seadrill
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.

Forward-Looking Statements
This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this news release, including, without limitation, those regarding the Company’s outlook and guidance, plans, strategies, business prospects, rig activity, share repurchases and changes and trends in its business and the markets in which it operates, are forward-looking statements. These statements may include words such as "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: those described under Item 3D, “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new or reactivated rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance, special periodic surveys, upgrades and regulatory work for the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the review of competition authorities, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties, our ability to maintain adequate financing to support our business plans, our ability to successfully complete and realize the intended benefits of any mergers, acquisitions and divestitures, and the impact of other strategic transactions, our liquidity and the adequacy of cash flows to satisfy our obligations, future activity under and in respect of the Company’s share repurchase program, our ability to satisfy (or timely cure any noncompliance with) the continued listing requirements of the New York Stock Exchange and the Oslo Stock Exchange, or other exchanges where our shares may be listed, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflicts in Ukraine and the Middle East, and any related sanctions, the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to acquisitions or dispositions, our ability to successfully integrate with Aquadrill LLC following its merger with the Company, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems, and other important factors described from time to time in the reports filed or furnished by us with the SEC.

The foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. We expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or beliefs with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based, except as required by law.

Investors should note that we announce material financial information in SEC filings, press releases and public conference calls. Based on guidance from the SEC, we may use the Investors section of our website (www.seadrill.com) to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on our website is not part of, and is not incorporated into, this news release.

Contact information
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
(In $ millions, except per share data)	2024	2023	2024	2023
Operating revenues
Contract revenues	267	329	542	515
Reimbursable revenues (1)	15	14	35	23
Management contract revenues (1)	65	61	123	122
Leasing revenues (1)	26	7	37	14
Other revenues (1)	2	3	5	6
Total operating revenues	375	414	742	680
Operating expenses
Vessel and rig operating expenses	(165)	(186)	(345)	(301)
Reimbursable expenses	(14)	(13)	(34)	(22)
Depreciation and amortization	(43)	(37)	(81)	(73)
Management contract expense	(41)	(42)	(79)	(84)
Selling, general and administrative expenses	(24)	(14)	(49)	(28)
Merger and integration related expenses	(3)	(16)	(5)	(19)
Total operating expenses	(290)	(308)	(593)	(527)
Other operating items
Gain on disposals	203	3	203	7
Other operating income	—	—	16	—
Total other operating items	203	3	219	7
Operating profit	288	109	368	160
Financial and other non-operating items
Interest income	7	5	14	12
Interest expense	(16)	(13)	(31)	(29)
Share in results from associated companies (net of tax)	(15)	11	(11)	14
Other financial items	(8)	(5)	(14)	(6)
Total financial and other non-operating items, net	(32)	(2)	(42)	(9)
Profit before income taxes	256	107	326	151
Income tax expense	(3)	(13)	(13)	(14)
Net income	253	94	313	137
Basic EPS ($)	3.61	1.18	4.41	2.11
Diluted EPS ($)	3.49	1.16	4.27	2.07
(1) Includes revenue received from related parties of $96 million and $172 million, for the three and six months ended June 30, 2024, respectively, and $72 million and $146 million for the three and six,months ended June 30, 2023, respectively.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS

(In $ millions, except per share data)	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	835	697
Restricted cash	27	31
Accounts receivable, net	185	222
Amounts due from related parties, net	31	9
Other current assets	210	199
Total current assets	1,288	1,158
Non-current assets
Investments in associated companies	66	90
Drilling units	2,792	2,858
Deferred tax assets	55	46
Equipment	8	10
Other non-current assets	88	56
Total non-current assets	3,009	3,060
Total assets	4,297	4,218
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	80	53
Other current liabilities	324	336
Total current liabilities	404	389
Non-current liabilities
Long-term debt	609	608
Deferred tax liabilities	9	9
Other non-current liabilities	216	229
Total non-current liabilities	834	846
Commitments and contingencies
SHAREHOLDERS' EQUITY
Common shares of par value $0.01 per share: 375,000,000 shares authorized (December 31, 2023: 375,000,000) and 68,813,132 issued at June 30, 2024 ( December 31, 2023: 74,048,962)	1	1
Additional paid-in capital	2,243	2,480
Accumulated other comprehensive income	1	1
Retained earnings	814	501
Total shareholders' equity	3,059	2,983
Total liabilities and shareholders' equity	4,297	4,218

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(In $ millions)	2024	2023
Cash Flows from Operating Activities
Net income	313	137
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	81	73
Gain on disposal of assets	(203)	(7)
Share in results from associated companies (net of tax)	11	(14)
Deferred tax (benefit)/expense	(7)	4
Unrealized loss/(gain) on foreign exchange	5	(5)
Amortization of discount on debt	2	—
Share based incentive compensation	7	—
Other cash movements in operating activities
Payments for long-term maintenance	(89)	(33)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	37	(20)
Trade accounts payable	27	(38)
Prepaid expenses/accrued revenue	(12)	(3)
Deferred revenue	21	7
Deferred mobilization costs	(23)	5
Related party receivables	(22)	20
Other assets	(3)	(10)
Other liabilities	(37)	(81)
Net cash flows provided by operating activities	108	35
Cash Flows from Investing Activities
Additions to drilling units and equipment	(66)	(25)
Proceeds from disposal of assets	338	7
Sale of investment in PES	—	43
Acquisition of subsidiary	—	24
Deposit received on Tender-Assist Units sale	—	17
Net cash flows provided by investing activities	272	66
Cash Flows from Financing Activities
Share repurchases	(241)	—
Repayments of secured credit facilities	—	(163)
Share issuance costs	—	(4)
Net cash used in financing activities	(241)	(167)
Effect of exchange rate changes on cash	(5)	7
Net increase/(decrease) in cash and cash equivalents, including restricted cash	134	(59)
Cash and cash equivalents, including restricted cash, at beginning of the period	728	598
Cash and cash equivalents, including restricted cash, at the end of period	862	539

Appendix I - Reconciliation of Operating Profit to Adjusted EBITDA (Unaudited)
Adjusted EBITDA represents operating profit before depreciation, amortization and similar non-cash charges. Additionally, in any given period, the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of Total operating revenues. Adjusted EBITDA excluding Reimbursables, represents Adjusted EBITDA, excluding Reimbursable revenues and Reimbursable expenses. Adjusted EBITDA Margin excluding Reimbursables represents Adjusted EBITDA excluding Reimbursables as a percentage of Total operating revenues excluding Reimbursable revenues.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables are non-GAAP financial measures. The Company believes that the aforementioned non-GAAP financial measures assist investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating profit between periods.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables should not be considered as alternatives to operating profit or any other indicator of Seadrill Limited’s performance calculated in accordance with US GAAP.

The tables below reconcile operating profit to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables.

Figures in USD million, unless otherwise indicated	Three months ended June 30, 2024	Three months ended March 31, 2024
Operating profit	288	80
Depreciation and amortization	43	38
Merger and integration related expenses	3	2
Gain on disposal	(203)	—
Other adjustments (1)	2	4
Adjusted EBITDA (a)	133	124
Total operating revenues (b)	375	367
Adjusted EBITDA margin (a)/(b)	35.5%	33.8%

Figures in USD million, unless otherwise indicated	Three months ended June 30, 2024	Three months ended March 31, 2024
Adjusted EBITDA (a)	133	124
Reimbursable revenues	(15)	(20)
Reimbursable expenses	14	20
Adjusted EBITDA excluding Reimbursables (c)	132	124
Total operating revenues (b)	375	367
Reimbursable revenues	(15)	(20)
Total operating revenues excluding Reimbursable revenues (d)	360	347
Adjusted EBITDA margin excluding Reimbursables (c)/(d)	36.7%	35.7%
The table below reconciles operating profit to Adjusted EBITDA for the 2024 guidance numbers presented in the "Outlook" section:

	2024 Guidance
Figures in USD million, unless otherwise indicated	Low end of the range	High end of the range
Operating profit	322	372
Depreciation and amortization	173	173
Merger and integration related expenses	15	15
Gain on sale of assets	(203)	(203)
Other adjustments (1)	8	8
Adjusted EBITDA (a)	315	365
Total operating revenues (b)	1,355	1,405
Adjusted EBITDA margin (a)/(b)	23.2%	26.0%
(1) Primarily related to costs associated with the closure of the Company's London office, announced in 2023.

Appendix II - Contract Revenues Supporting Information (Unaudited)

Contract Revenues Supporting Information(1)	Three months ended June 30, 2024	Three months ended March 31, 2024
Average number of rigs on contract(2)	10	10
Average contractual dayrates(3) (in $ thousands)	289	300
Economic utilization(4)	93.9%	97.1%

(1) Excludes three drillships managed on behalf of Sonadrill (West Gemini, Sonangol Quenguela, Sonangol Libongos); and excludes rigs bareboat chartered to Sonadrill (West Gemini) and Gulfdrill, before disposal in June 2024 (West Telesto, West Castor, West Tucana).
(2) The average number of rigs on contract is calculated by dividing the aggregate days the Company's rigs were on contract during the reporting period by the number of days in that reporting period.
(3) The average contractual dayrate is calculated by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
(4) Economic utilization is defined as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate, multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Appendix III - Reconciliation of Net cash flows provided by operating activities to Free Cash Flow (Unaudited)
The Company also presents Free Cash Flow as a non-GAAP liquidity measure. Free Cash Flow is calculated as Net cash provided by operating activities less cash paid for additions to drilling units and equipment. The table below reconciles Net cash flows provided by operating activities to Free Cash Flow for the three months ended June 30, 2024, and March 31, 2024.

Figures in USD million	Three months ended June 30, 2024	Three months ended March 31, 2024
Net cash flows provided by operating activities	79	29
Additions to drilling units and equipment	(43)	(23)
Free Cash Flow	36	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: August 5, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title:Chief Financial Officer
THE SECTIONS OF THIS REPORT ON FORM 6-K ENTITLED “OPERATIONAL AND COMMERCIAL ACTIVITY” AND “FORWARD-LOOKING STATEMENTS” AND THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS REPORT ON FORM 6-K (COLLECTIVELY, THE “INCORPORATED INFORMATION”) ARE HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.